                                  EXHIBIT 11.1

              Statement Regarding Computation of Per Share Earnings

Computation of Earnings Per Share

The following formula was used to calculate the earnings per share, page 21, Consolidated Statements of Income for the year ended December 31, 2002, 2001 and 2000, included in this report as Exhibit 13.1.

             (Calculation)                                        (Ratio)

Net Income / Weighted average shares of common stock outstanding for the period = Earnings Per Share

                                  December 31,
                     --------------------------------------
                        2002          2001          2000
                     ----------   ------------   ----------
Weighted Average
Shares Outstanding    1,538,443     1,538,443     1,538,443

Net Income           $2,673,817    $2,412,403    $2,325,906

Per Share Amount     $     1.74    $     1.57    $     1.51

No common stock equivalents exist.